Exhibit 12.1

                       DONALDSON, LUFKIN & JENRETTE, INC.
                STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO
                     FIXED CHARGES AND PREFERRED DIVIDENDS
                        (In thousands, except for ratio)

                                                                For the Years Ended
                                           --------------------------------------------------------------

                                             1995         1996         1997         1998         1999
Earnings:
          Income before provision for
            income taxes                   $  298,500   $  473,800   $  661,100   $  600,500   $  953,500

Add: Fixed Charges
            Interest expense (gross)        2,699,769    2,865,800    4,012,209    4,501,242    4,839,810

              Interest factor in rents         22,064       25,515       29,351       38,517       52,563
                                           ----------   ----------   ----------   ----------   ----------

              Total fixed charges           2,721,833    2,891,315    4,041,560    4,539,759    4,892,373

Add: Preferred dividends                       19,868       18,653       12,144       21,310       21,180
                                           ----------   ----------   ----------   ----------   ----------
          Combined fixed charges and
            preferred dividends             2,741,701    2,909,968    4,053,704    4,561,069    4,913,553

Earnings before fixed charges,
   and provision for income taxes          $3,020,333   $3,365,115   $4,702,660   $5,140,259   $5,845,873
                                           ==========   ==========   ==========   ==========   ==========

Ratio of earnings to fixed charges
   and preferred dividends                       1.10         1.16         1.16         1.13         1.19
                                           ==========   ==========   ==========   ==========   ==========
